Exhibit 4.4
Description of Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2025, Wheeler Real Estate Investment Trust, Inc. (“WHLR”, the “Company” or “our”) had five classes of securities: our common stock, par value $0.01 per share (“Common Stock”), Series A Preferred Stock, no par value per share (“Series A Preferred”); Series B Convertible Preferred Stock, no par value per share (“Series B Preferred”); Series D Cumulative Convertible Preferred Stock, no par value per share (“Series D Preferred” or "Series D Preferred Stock") and 7.00% Subordinated Convertible Notes due 2031 (the “Notes”). Series A Preferred, Series B Preferred and Series D Preferred are collectively referred to “Preferred Stock” hereinafter. As of December 31, 2025, the Company had authority to issue 215,000,000 shares of stock consisting of the following:

•200,000,000 Common Stock authorized;
•4,500 Series A Preferred authorized;
•5,000,000 Series B Preferred authorized; and
•6,000,000 Series D Preferred authorized.

Our Common Stock, Series B Preferred, Series D Preferred, and the Notes are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”) on the Nasdaq Capital Market exchange. The following is a summary of each class of our securities registered under the Act and is subject to, and qualified in its entirety by reference to the provisions of the Company’s Amended and Restated Articles of Incorporation, as amended (the “Charter”), our Articles Supplementary (the “Articles Supplementary”), and our by-laws, as amended and restated (the “By-Laws”), copies of which are incorporated by reference within the Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2025 of which this Exhibit 4.4 is a part. Our Series A Preferred stock is not registered on an exchange for trading and is not included in the following description.

Common Stock

Pursuant to Article V of our Charter, each share of Common Stock shall entitle the holder thereof to one vote. The Board of Directors of the Company (the “Board”) may reclassify any unissued shares of Common Stock from time to time in one or more classes or series of stock.

With respect to dividend payments and distribution of the Company’s assets upon redemption and upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our Common Stock are subject to the prior rights of the holders of any shares of our Preferred Stock.

When and if declared by the Board, the holders of shares of Common Stock are subject to prior rights of the holders of any shares of our Preferred Stock for any dividends declared, paid upon or set aside for the Common Stock in any such year, dividends in cash, stock or otherwise. No deposit, payment, dividend or distribution of any kind shall be made with respect to the Common Stock unless all dividends payable on the Preferred Stock have been paid.

Preferred Stock

In the event of (i) any voluntary or involuntary liquidation, winding up or dissolution of the Company or (ii) any sale or transfer by the Company of all or substantially all of its assets, the holders of Preferred Stock shall be entitled to receive, prior to and in preference of any distribution or payment upon the Common Stock, an amount per share of Preferred Stock equal to the sum of the Preferred Stock purchase price plus any accrued but unpaid dividends thereon. To the extent the assets and funds available for distribution after payment of all required obligations of the Company are insufficient to make such payment, then the entire assets and funds available for distribution shall be distributed ratably among the holders of the Preferred Stock. Any amounts remaining after payment in full of the holders of the Preferred Stock shall be distributed ratably among the holders of the Common Stock.

Series B Preferred

Holders of Series B Preferred shares have the right to receive, only when and as authorized by the Board and declared by the Corporation, out of funds legally available for the payment of dividends, cash dividends, at a rate of 9% per annum of the $25 liquidation preference per share. The Series B Preferred has no redemption rights. However, the Series B Preferred is subject to a mandatory conversion once the 20-trading day volume-weighted average closing price of our Common Stock, $0.01 par value per share, exceeds $1,753,920,000 per share; once this weighted average closing price is met, each share of our Series B Preferred will automatically convert into shares of our Common Stock at a conversion price equal to $1,209,600,000 per share. In addition, holders of our Series B Preferred also have the option, at any time, to convert shares of our Series B Preferred into shares of our Common Stock at a conversion price of $1,209,600,000 per share of Common Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of shares of our Series B Preferred shall be entitled to be paid out of our assets a liquidation preference of $25.00 per share plus an amount equal to any declared and unpaid dividends (and only to the extent declared and unpaid). The Series Preferred B has no maturity date and will remain outstanding indefinitely unless subject to a mandatory or voluntary conversion as described above. Holders of Series B Preferred Stock have no voting rights except as provided by law.

Series D Preferred

The Series D Preferred has a $25.00 liquidation preference per share.

The Company may at its option, redeem the Series D Preferred for cash at a redemption price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date.

The holders of the Series D Preferred may convert shares at any time into shares of the Common Stock at a conversion price of $512,870,400 per share of Common Stock.

The holders of the Series D Preferred have the right, at their option, to request that the Company redeem any or all of their shares at a redemption price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date, payable in cash or in equal value of shares of Common Stock, or in any combination thereof, at the Company’s option.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our Company, holders of our
Series D Preferred are entitled to be paid out of our assets a liquidation preference of $25.00 per share plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared).

The Series D Preferred requires the Company to maintain asset coverage of at least 200%. If we fail to maintain asset coverage of at least 200% calculated by determining the percentage value of (i) our total assets plus accumulated depreciation and accumulated amortization minus our total liabilities and indebtedness as reported in our financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) (exclusive of the book value of any Redeemable and Term Preferred Stock (defined below)) over (ii) the aggregate liquidation preference, plus an amount equal to all accrued and unpaid dividends, of outstanding shares of our Series D Preferred Stock and any outstanding shares of term preferred stock or preferred stock providing for a fixed mandatory redemption date or maturity date (collectively referred to as “Redeemable and Term Preferred Stock”) on the last business day of any calendar quarter (“Asset Coverage Ratio”), and such failure is not cured by the close of business on the date that is 30 calendar days following the filing date of our Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable, for that quarter, or the “Asset Coverage Cure Date,” then we will be required to redeem, within 90 calendar days of the Asset Coverage Cure Date, shares of Redeemable and Term Preferred Stock, which may include Series D Preferred Stock, at least equal to the lesser of (i) the minimum number of shares of Redeemable and Term Preferred Stock that will result in us having an Asset Coverage Ratio of at least 200% and (ii) the maximum number of shares of Redeemable and Term Preferred Stock that can be redeemed solely out of funds legally available for such redemption. In connection with any redemption for failure to maintain the Asset Coverage Ratio, we may, in our sole option, redeem any shares of Redeemable and Term

Preferred Stock we select, including on a non-pro rata basis. We may elect not to redeem any Series D Preferred Stock to cure such failure as long as we cure our failure to meet the Asset Coverage Ratio by or on the Asset Coverage Cure Date. If shares of Series D Preferred Stock are to be redeemed for failure to maintain the Asset Coverage Ratio, such shares will be redeemed solely in cash at a redemption price equal to $25.00 per share plus an amount equal to all accrued but unpaid dividends, if any, on such shares (whether or not declared) to and including the redemption date.

Dividends on the Series D Preferred cumulate from the end of the most recent dividend period for which dividends have been paid. Dividends on the Series D Preferred cumulate whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized by the Board or declared by us. Dividends on the Series D Preferred are payable quarterly in arrears on or before January
15th, April 15th, July 15th and October 15th of each year. Dividends on the Series D Preferred Stock do not bear interest. If the Company, fails to pay any dividend within three (3) business days after the payment date for such dividend, the then-current dividend rate increases following the payment date by an additional 2.0% of the $25.00 stated liquidation preference per share until we pay the dividend, subject to our ability to cure the failure. On December 20, 2018, the Company suspended the Series D Preferred dividends. As such, the Series D Preferred shares began accumulating dividends at 10.75% beginning January 1, 2019 and will continue to accumulate dividends at this rate until all accumulated dividends have been paid. Commencing September 21, 2023, the Series D Preferred Stock holders were entitled to cumulative cash dividends of 12.75%. At September 21, 2024, the annual dividend rate increased by 2% of the liquidation preference per annum to 14.75% and on September 21, 2025 it increased to 16.00%, the maximum rate per the Articles Supplementary.

In general, holders of shares of the Series D Preferred have no voting rights. However, if dividends on the Series D Preferred are in arrears for six or more consecutive quarterly periods, the number of directors on the Board will automatically be increased by two, and holders of shares of the Series D Preferred and the holders of shares of Parity Preferred Stock (as defined in the Articles Supplementary) upon which like voting rights have been conferred and are exercisable (voting together as a single class) will be entitled to vote, at a special meeting called upon the written request of the holders of at least 20% of such stock or at our next annual meeting and at each subsequent annual meeting of stockholders, for the election of two additional directors to serve on the Board, until all unpaid dividends on such Series D Preferred and Parity Preferred Stock, if any, have been paid or declared and a sum sufficient for the payment thereof set apart for payment. The Series D Preferred Directors will be elected by a plurality of the votes cast in the election. The Board is not permitted to fill the vacancies on the Board as a result of the failure of the holders of 20% of the Series D Preferred and Parity Preferred Stock to deliver such written request for the election of the Series D Preferred Directors. In addition, holders of shares of the Series D Preferred shall have the right to vote on the issuance of capital stock ranking senior to the Series D Preferred stock, and on certain amendments or alterations to, or the repeal of, the Charter, including certain changes to the terms of the Series D Preferred Stock. Any such action requires the affirmative vote or consent of the holders of two-thirds of the shares of Series D Preferred Stock issued and outstanding.

7.00% Subordinated Convertible Notes due 2031

This section includes a description of the material terms of the Notes and the indenture, dated as of August 13, 2021, among the Company, as Issuer, and Wilmington Savings Fund Society, FSB, as Trustee (the “Indenture”). Because this section is a summary, however, it does not describe every aspect of the Notes and the Indenture. The Indenture, and not this Exhibit, defines a holder’s rights as a holder of the Notes. The Indenture has been incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025 of which this Exhibit 4.4 is a part. All capitalized terms used herein shall have the meaning set forth in the Indenture.

General

On August 13, 2021, we issued $30,000,000 in aggregate principal amount of Notes under the Indenture and on October 12, 2021 and an additional $3,000,000 in aggregate principal amount of the Notes were issued pursuant to an exemption under Section 4(a)(2) of the Securities Act of 1933, as amended. We have listed the Notes on Nasdaq Capital Market under the trading symbol “WHLRL”. The Notes were issued under the Indenture.

The stated maturity of the Notes is December 31, 2031. Interest on the Notes is payable semi-annually on June 30 and December 31 of each year starting on December 31, 2021 to holders of record at the close of business on the preceding June 1 and December 1, respectively. Interest will accrue on the Notes at a rate of 7.0% per annum. Interest will accrue on the Notes from and including the issuance date or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or the maturity date, as the case may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months, until the principal thereof is paid or duly provided for. Interest on any overdue principal, interest (to the extent lawful) or premium, if any, shall be payable on demand in the form as provided in Article Fourteen the Indenture. We issued the Notes in denominations of $25. The holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date.
Covenants

The Indenture contains standard covenants relating to, among other things, payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment and related matters, holding money for note payments in trust, maintenance of existence, maintenance of properties, payment of taxes, compliance with laws, notices to the trustee regarding certain matters and delivery of certain reports to the holders.

Trustee

The Trustee for the Notes is Wilmington Savings Fund Society, FSB, and we have initially appointed the Trustee as the paying agent, conversion agent and registrar with regard to the Notes. Except during the continuance of an event of default, the Trustee will perform only such duties as are specifically set forth in the Indenture.

The Trustee is not obligated to exercise any of its rights or powers at the request or demand of the holders of the Notes, unless the holders of the Notes have offered to the Trustee security or indemnity that is satisfactory to the Trustee against the costs, expenses and liabilities that the Trustee may incur to comply with the request or demand. Subject to applicable law and the Trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Optional Redemption

After January 1, 2024, the Company may redeem the Notes, in whole or from time to time in part, at the Company’s option at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest as of the redemption date (the “Redemption Price”). The Redemption Price may be paid: (a) in cash; (b) in shares of Common Stock; or (c) in any combination of (a) and (b). For purposes of determining the value of Common Stock paid as all or part of the Redemption Price, each share of Common Stock shall be deemed to have a value equal to the product of (x) the average of the per share volume-weighted average prices for the Common Stock for the 15 consecutive trading days ending on the third business day immediately preceding the relevant redemption date and (y) 0.55.

Conversion and Exchange

Upon a change of control, each Note will mandatorily convert into shares of the Common Stock equal to: (i) the principal amount of each Note divided by (ii) the product of (x) the average of the per share volume-weighted average prices for Common Stock for the 15 consecutive trading days ending on the third business day immediately preceding the date of such change of control, and (y) 0.55. On the maturity date, in lieu of paying the principal of the Note in cash, the Company may elect to pay such principal: (a) in cash; (b) in shares of Common Stock; or (c) in any combination of (a) or (b). To the extent principal is paid in shares of Common Stock each share of Common Stock shall be deemed to have a value equal to the product of (x) the average of the per share volume-weighted average prices for Common Stock for the 15 consecutive trading days ending on the third business day preceding the maturity date and (y) 0.55.

Section 14.02 (Optional Conversion) of the Indenture provides that the Notes are convertible, in whole or in part, at any time, at the option of the holders of the Notes, into shares of Common Stock at an initial conversion price of $6.25 per share of Common Stock (the “Conversion Price”); provided, however, that if at any time after September 21, 2023, holders of the Series D Preferred Stock have required the Company to redeem (payable in cash or stock) in the aggregate at least 100,000 shares of Series D Preferred Stock, then the Conversion Price will be adjusted to the lower of (i) 55% of the Conversion Price or (ii) a 45% discount to the lowest price at which any Series D Preferred Stock was converted into Common Stock.

Adjustment to Conversion Price of Convertible Notes

Because at least 100,000 shares of the Series D Preferred Stock have been redeemed, pursuant to
Section 14.02 (Optional Conversion) of the Indenture, the Conversion Price has adjusted several times to the lower of (i) 55% of the Conversion Price or (ii) a 45% discount to the lowest price at which any Series D Preferred Stock was converted by a Series D Preferred Holder into Common Stock during the applicable monthly redemption cycle, and will continue to further adjust following redemptions at lower prices of Common Stock in future monthly redemption cycles.

For the February 2026 redemptions, the lowest price at which any Series D Preferred Stock was converted by a holder into Common Stock was approximately $4.72.

Accordingly, pursuant to Section 14.02 (Optional Conversion) of the Indenture, the Conversion Price for the Notes was further adjusted to approximately $2.60 per share of Common Stock (approximately 9.62 shares of Common Stock for each $25.00 of principal amount of the Notes being converted), representing a 45% discount to $4.72.

Ranking

The Notes are subordinate and junior in right of payment to the Company’s obligations to the holders of senior indebtedness, and that in the case of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Company as a whole, whether voluntary or involuntary, all obligations to holders of senior indebtedness shall be entitled to be paid in full before any payment shall be made on account of the principal or interest on the Notes.

Events of Default

The Indenture provides that an Event of Default means that one or more of the following events has occurred and is continuing with respect to the Notes:

a.failure to pay the principal of or premium, if any, on any Note;
b.failure to pay an installment of interest on any Note when due, if the failure continues for 30 days after the date when due;
c.failure to timely provide notice with respect to any conversion or redemption of the Notes or failure to timely provide shares of Common Stock upon conversion of the Notes
d.failure to comply with any other term, covenant or agreement contained in the Notes or the Indenture, if the failure is not cured within 60 days after notice to the Company by the Trustee or to the Trustee and the Company by holders of at least 25% in aggregate principal amount of the applicable Notes then outstanding, in accordance with the Indenture;
e.voluntary insolvency of the Company or any of its material subsidiaries;
f.involuntary insolvency of the Company or any of its material subsidiaries if unstayed for at least 60 days.

If an Event of Default shall occur and be continuing with respect to the Notes, except for the events of default relating to bankruptcy proceedings, either the Trustee, by notice to the Company, or the holders of at least

25% in aggregate principal amount of the Notes outstanding, by notice to the Company and the Trustee, may declare the principal of, (and premium, if any) accrued and unpaid interest on, all the then outstanding Notes to be immediately due and payable in cash.

Modification and Waiver

With the written consent of the holders of at least a majority in aggregate principal amount of the outstanding Notes delivered to the Company and the Trustee , the Company and the Trustee may amend or supplement the Indenture or the Notes for the purpose of adding any provisions hereto or thereto, changing in any manner or eliminating any of the provisions thereunder or of modifying in any manner the rights of the holders thereunder and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes, other than Notes beneficially owned by the Company or its affiliates; provided, however, that no such amendment, supplement or waiver shall, without the consent of the holder of each outstanding Note affected thereby (with respect to any Notes held by a nonconsenting holder):

a.change the stated maturity of the principal of, or the payment date of any installment of interest on, or any additional amounts with respect to, any Note;
b.reduce the principal amount of, or any premium or interest on, any Note;
c.change the manner, consideration or currency of payment of principal of, or any premium or interest on, any Note;
d.impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Note;
e.modify, in a manner adverse to the holders, the provisions of the Indenture relating to the Redemption Price or the Company’s obligation to pay the Redemption Price when due;
f.modify the ranking provisions of the Indenture, relative to other indebtedness of the Company in a manner adverse to the holders;
g.reduce the percentage in aggregate principal amount of Outstanding Notes whose holders must consent to a modification or amendment of the Indenture or the Notes;
h.reduce the percentage in aggregate principal amount of Outstanding Notes whose holders must consent to a waiver of compliance with any provision of the Indenture or the Notes or a waiver of any Default or Event of Default; or
i.modify the provisions of the Indenture with respect to modification and waiver (including waiver of a Default or Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.